Filed by Brandywine Realty Trust pursuant to
Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Prentiss Properties Trust
Commission File No. 1-14516

PRESS RELEASE

Brandywine Realty Trust and Prentiss Properties Trust
Announce Quarterly Dividend Policy

PLYMOUTH MEETING, PA, October 18, 2005 — Brandywine Realty Trust (NYSE:BDN) and Prentiss Properties Trust (NYSE:PP) announced today their mutual expectation that if their previously announced merger is consummated in the fourth quarter 2005, each of Brandywine and Prentiss Properties would declare, prior to the closing, its regular quarterly dividend ($0.44 per share for Brandywine and $0.56 per share for Prentiss Properties). That dividend would be paid in full with no prorations.

If the merger closes during a calendar quarter in 2006, each of Brandywine and Prentiss Properties would expect to declare a pro rata quarterly dividend prior to the closing based on the number of days elapsed in the quarter through closing at the same quarterly rate of $0.44 per share and $0.56 per share, respectively. Following the merger, Brandywine would expect that its dividend for the quarter in which the closing occurs would be reduced by the amount of the Brandywine pro rata dividend paid earlier in the quarter.

About Prentiss Properties Trust
Prentiss Properties is a self-administered and self-managed real estate investment trust (REIT). It owns interests in 135 operating properties with approximately 18.8 million square feet–16.6 million of office properties and 2.2 million of industrial properties. Prentiss Properties also has a 158,000-square-foot development project in construction at this time. Prentiss Properties, through various management subsidiaries, manages approximately 28 million square feet of office and industrial properties owned by Prentiss Properties, its affiliates and third parties.

With its headquarters in Dallas, Texas, Prentiss Properties focuses on the ownership of office properties in Metropolitan Washington D.C., Chicago, Dallas, Austin, Northern California and Southern California. It is a full-service real estate company with in-house expertise in areas such as acquisitions, development, facilities management, property management and leasing.

About Brandywine Realty Trust
Brandywine, with headquarters in Plymouth Meeting, PA and regional offices in Philadelphia, PA, Mt. Laurel, NJ and Richmond, VA, is one of the Mid-Atlantic region's largest full service real estate companies. Brandywine owns, manages or has an ownership interest in 299 office and industrial properties, aggregating 24.2 million square feet.

For more information, visit Brandywine’s Web site at www.brandywinerealty.com.

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401 Plymouth Road, Suite 500 • Plymouth Meeting, PA 19462	Phone: (610) 325-5600 • Fax: (610) 325-5622 • www.brandywinerealty.com

FORWARD LOOKING STATEMENTS: Certain statements in this release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Brandywine, Prentiss Properties and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors relate to, among others, difficulties encountered in integrating the companies, approval of the transaction by the shareholders of the companies, the satisfaction of closing conditions to the transaction, the companies’ ability to lease vacant space and to renew or relet space under expiring leases at expected levels, the potential loss of major tenants, interest rate levels, the availability and terms of debt and equity financing, competition with other real estate companies for tenants and acquisitions, risks of real estate acquisitions, dispositions and developments, including cost overruns and construction delays, unanticipated operating costs and the effects of general and local economic and real estate conditions. Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company’s filings with the Securities and Exchange Commission. The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

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Additional Information about the Merger and Where to Find It
This press release does not constitute an offer of any securities for sale. In connection with the proposed transaction,Brandywine and Prentiss Properties will file a joint proxy statement/prospectus as part of a registration statement on Form S-4 and other documents regarding the proposed merger with the Securities and Exchange Commission. Investors and security holders are urged to read the join proxy statement/prospectus when it becomes available because it will contain important information about Brandywine and Prentiss Properties and the proposed merger. A definitive proxy statement/prospectus will be sent to shareholders of Brandywine and Prentiss Properties seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Brandywine and Prentiss Properties with the SEC at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained, when available, free of cost by directing a request to Brandywine Realty Trust, 401 Plymouth Road, Suite 500, Plymouth Meeting, PA 19462, Attention Investor Relations, (telephone 610-325-5600) or Prentiss Properties Trust, 3890 W. Northwest Highway, Suite 400, Dallas, Texas 75220, Attention: Investor Relations (telephone 214-654-0886). Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.

Brandywine and Prentiss Properties and their respective trustees and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brandywine and Prentiss Properties in connection with the merger. Information about Brandywine and its trustees and executive officers, and their ownership of Brandywine securities, is set forth in the proxy statement for Brandywine’s 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2005. Information about Prentiss Properties and its trustees and executive officers, and their ownership of Prentiss Properties securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Prentiss Properties, which was filed with the SEC on April 5, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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